Page 1







               		     SECURITIES AND EXCHANGE COMMISSION
			                         Washington, DC 20549


                           				SCHEDULE 13D
                  Under the Securities Exchange Act of 1934


                    			    (Amendment No. 1 )

                    			    Goodmark Foods, Inc.
			                        (Name of Issuer)
			                          	 Common Stock
			                   (Title of Class of Securities)

                          			382387108
                        			(CUSIP Number)

         	       Charles A. Nalbone, Bear, Stearns & Co. Inc.
	                115 South Jefferson Road, Whippany, NJ 07981
			                           (973) 739-2202
	               	(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           				August 4, 1998
           	(Date of Event which Requires Filing of this Statement)


    	If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ] .

    	Check the following box if a fee is being paid with this statement
[   ] . (A fee is not required only if the reporting person:  1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7)

Note: When filing this statement, in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


Page 2

CUSIP NO.  382387108

                          				13D


       	NAME OF REPORTING PERSON
       	S.S. OR I.R.S. NOTIFICATION NO. OF ABOVE PERSON:
1       BEAR, STEARNS & CO. INC.
       	IRS #13-3299429

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                           								(a) [  ]
							                                            (b) [  ]
3       SEC USE ONLY

4       SOURCE OF FUNDS*:
       	WC, PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	       ITEMS 2(d)(e):
							                                          	      [  ]
6       CITIZENSHIP OR PLACE OF ORGANIZATION:
       	Delaware

                  		7       SOLE VOTING POWER:

                         			0

	                  	8       SHARED VOTING POWER:

                         			0

	                  	9       SOLE DISPOSITIVE POWER:

                         			0

 	                 	10      SHARED DISPOSITIVE POWER:

                         			0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
	                         		0

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       	SHARES*:
							                                         	  [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                          		 0.0

14      TYPE OF REPORTING PERSON*:
	       BD

                			See Instructions Before Filling Out!





Page 3

                   			Schedule 13D Amendment No. 1

     This statement constitutes Amendment No. 1 to the statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Bear, Stearns & Co. Inc. ("Bear Stearns") with respect to its ownership of the Common Stock of Goodmark Foods,Inc. (the "Issuer").

Item 3:  Source and Amount of Funds or Other Consideration

         Not applicable.


Item 5:  Interest in Securities of the Issuer (as of 8/04/98)

	(a)	The responses of Bear Stearns to Rows (11) through (13) of the
   		cover page of this Amendment No. 1 to Schedule 13D are incorporated herein by reference. To the best of Bear Stearns' knowledge, none of its executive officers or directors beneficially own any Common Stock of the Issuer.

	(b)	The responses of Bear Stearns to Rows (7) through (10) of the
   		cover page of this Amendment No. 1 to Schedule 13D are incorporated herein by reference.

	(c)	Since the date of its initial filing on Schedule 13D, Bear
   		Stearns has effected transactions in the Common Stock of the Issuer. Information concerning transactions in the Common Stock effected by Bear Stearns is set forth on Appendix I.

	(d)	Not Applicable.

	(e)	On August 4, 1998 Conagra Inc. completed its acquisition
     of Goodmark Foods, Inc. According to the terms of the acquisition, Goodmark Foods, Inc. shareholders would receive 1.08108 shares of Conagra Inc. for each share held. On August 4, 1998, Bear Stearns exchanged its holdings of Goodmark Foods, Inc. under the mentioned merger agreement. Therefore, Bear Stearns ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer since the date of its original filing.



Page 4





Signature:

     	After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.


Dated: August 11, 1998                              BEAR, STEARNS & CO. INC.


                                           					By:    /s/
					                                             	Barry Cohen
					                                             	Senior Managing Director








                                 APPENDIX I
                           BEAR, STEARNS & CO. INC.

                             Goodmark Foods, Inc.


                      Trades from 07/02/98 through 08/04/98


                               	(Various Firm Accounts)

       ***** 08/05 *****
    500- GOODMARK FOODS INC              XCH OA              .00

                    ***** 08/04 *****
347,601- GOODMARK FOODS INC              XCH OA              .00
    1,800- GOODMARK FOODS INC              XCH OA              .00
***** 07/31 *****
    500  GOODMARK FOODS INC             28 3/8         14,187.50
  1,000  GOODMARK FOODS INC             28 1/8         28,125.00
  1,000- GOODMARK FOODS INC             28 1/16        28,061.56-

                  ***** 07/29 *****
1,000  GOODMARK FOODS INC             28 5/8         28,625.00
                  ***** 07/22 *****
  200  GOODMARK FOODS INC             28 1/4          5,650.00

                  ***** 07/17 *****
  400- GOODMARK FOODS INC             28 3/8         11,349.62-
                  ***** 07/15 *****
  300- GOODMARK FOODS INC             28 1/4          8,474.71-
                  ***** 07/13 *****
2,000- GOODMARK FOODS INC             27.8950        55,788.14

                  ***** 07/10 *****
1,000  GOODMARK FOODS INC             27 15/16       27,937.50
1,000  GOODMARK FOODS INC             26.7300        26,730.00

1,000  GOODMARK FOODS INC             26.9800        26,980.00

1,000- GOODMARK FOODS INC             26 3/4         26,749.10
1,000- GOODMARK FOODS INC             27             26,999.10
                  ***** 07/09 *****
1,000  GOODMARK FOODS INC             28 9/16        28,562.50
1,000  GOODMARK FOODS INC             28 5/16        28,312.50
                  ***** 07/08 *****
1,000  GOODMARK FOODS INC             28 3/4         28,750.00
 1,000  GOODMARK FOODS INC             28 11/16       28,687.50
 5,000  GOODMARK FOODS INC             28 3/4        143,750.00
10,000- GOODMARK FOODS INC             28.7770       287,760.40-

                   ***** 07/07 *****
   500  GOODMARK FOODS INC             28 11/16       14,343.75
                   ***** 07/06 *****
 1,000  GOODMARK FOODS INC             28 5/8         28,625.00
 1,000  GOODMARK FOODS INC             28 9/16        28,562.50
 2,000  GOODMARK FOODS INC             28 9/16        57,125.00
 2,000  GOODMARK FOODS INC             28 9/16        57,125.00
 2,000  GOODMARK FOODS INC             28 9/16        57,125.00
10,000- GOODMARK FOODS INC             28 5/8        286,240.45-

                  ***** 07/02 *****
1,000  GOODMARK FOODS INC             28 5/8         28,625.00



Various Discretionary Accounts

                 ***** 08/04 *****
   800- GOODMARK FOODS INC              XCH OA              .00
3,000- GOODMARK FOODS INC              XCH OA              .00
1,400- GOODMARK FOODS INC              XCH OA              .00
1,400- GOODMARK FOODS INC              XCH OA              .00
3,900- GOODMARK FOODS INC              XCH OA              .00
6,000- GOODMARK FOODS INC              XCH OA              .00
8,000- GOODMARK FOODS INC              XCH OA              .00
1,200- GOODMARK FOODS INC              XCH OA              .00